Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

April 20, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Holly Hunter-Ceci, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Hunter-Ceci:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 666 with the U.S. Securities and Exchange Commission (the "SEC") on behalf of its series, the Global X Metaverse ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on February 4, 2022. The Trust responded to comments from the staff of the SEC (the “Staff”) on April 13, 2022 (the “April 13th Letter”) and April 18, 2022 (the "April 18th Letter"), respectively. This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on April 20, 2022 to the undersigned.
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please supplementally inform the Staff of the percentage of Pre-Revenue Metaverse Leaders that are included within the initial model portfolio.

Response: The Registrant notes that there are no Pre-Revenue Metaverse Leaders included in the initial model portfolio for the Fund.

2. Comment: Please revise the Fund’s aggregate investment in Pre-Revenue Metaverse Leaders for consistency with the Fund’s name.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
April 20, 2022

Response: The first, fourth and sixth paragraphs in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” have been revised as shown below in response to the comment:

The Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities of the Global X Metaverse Index (the "Underlying Index") and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. Solely for the purposes of complying with this policy, the Fund views securities issued by Metaverse Leaders only ~~and Pre-Revenue Metaverse Leaders~~ (~~both~~ as defined below) as satisfying this criterion. The Fund's 80% investment policy is non-fundamental and requires 60 days prior written notice to shareholders before it can be changed. The Fund may lend securities representing up to one-third of the value of the Fund's total assets (including the value of collateral received).
In addition, companies identified by the Index Administrator as having primary business operations in Metaverse Business Activities but that do not currently generate revenues (“Pre-Revenue Metaverse Leaders”), as well as companies that derive greater than 0% but less than 50% of revenue from Metaverse Business Activities (“Diversified Metaverse Leaders”), are eligible for inclusion. Primary business operations are determined by the Index Administrator based on the business description provided by the company in official reporting documents such as Form 10-K or equivalent. Diversified Metaverse Leaders and Pre-Revenue Metaverse Leaders are subject to an individual weight cap of 4% and an aggregate weight cap of 15% at each semi-annual rebalance.
During each rebalance, the maximum weight of each Metaverse Leader ~~and Pre-Revenue Metaverse Leader~~ is individually capped at 6%, the aggregate weight of Metaverse Leaders ~~Pre-Revenue Metaverse Leaders~~ with a weight greater than or equal to 4.5% is capped at 40%, all remaining Metaverse Leaders ~~and Pre-Revenue Metaverse Leaders~~ are individually capped at a weight of 4.5%, and all constituents are subject to a minimum weight of 0.3%.
3. Comment: With respect to the response to Comment #2 from the April 18th Letter, please clarify how the Index Administrator objectively determines “primary business operations”. The Staff believes that reviewing business descriptions in company filings does not adequately address concerns related to Rule 35d-1 under the 1940 Act.

Response: Please see the Registrant’s response to Comment #2 above and please note that Pre-Revenue Metaverse Leaders are no longer counted toward the compliance test for purposes of Rule 35d-1 under the 1940 Act.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.